UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of December, 2008
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of the Company dated December 18, 2008.

Other Events
On December 18, 2008, Satyam Computer Services Limited (the “Company”) issued a press release announcing that a meeting of its Board of Directors will be held on December 29, 2008 to consider the proposal for the buy-back of the shares of the Company. The Company issued this press release to comply with the requirements of the stock exchanges in India on which the Company’s equity shares are listed. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
This report and the exhibits attached hereto do not constitute an offer for sale or solicitation of an offer to buy any securities in the United States or in any other jurisdiction.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this report. In addition, you should carefully review our periodic reports and other documents filed with the United States Securities and Exchange Commission, or SEC, from time to time. Our filings with the SEC are available on its website, www.sec.gov.
In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements include, but are not limited to, general economic and political conditions in the United States, and India, Southeast Asia and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control.
We are not required to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to reflect events or circumstances that occur after the date the statement is made or to account for unanticipated events.
Exhibit:
99.1 Press release of the Company dated December 18, 2008 announcing that Board meeting of the Company will be convened on December 29, 2008 to consider the proposal for buy-back of shares of the Company.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head — Corp. Governance & Company Secretary

Date : December 18, 2008

EXHIBITS INDEX
99.1 Press release of the Company dated December 18, 2008 announcing that Board meeting of the Company will be convened on December 29, 2008 to consider the proposal for buy-back of shares of the Company.